Exhibit 3.2

On September 26, 2012, the following resolution was adopted by the Board of Directors of Therapeutic Solutions International, Inc:

RESOLVED FURTHER, that the Board hereby amends Article II, Section 10 of the Company’s Bylaws to allow the proposal to approve the Amendment [a particular proposed amendment of Article 4 of the Articles of Incorporation of Therapeutic Solutions International, Inc.] (but not any other matter, even if analogous to the proposal to approve the Amendment) to be acted upon by the Company’s shareholders by way of nonunanimous majority written consent action.